Exhibit 99.1

NuCana Reports Fourth Quarter and Year-End 2024 Financial Results and Provides Business Update

Remains on Track to Initiate an Expansion Study of NUC-7738 in Combination with Pembrolizumab for Patients with PD-1 Inhibitor-Resistant Melanoma in 2025

Data from the Expansion Study to Support Interaction with FDA and Define Regulatory Strategy for NUC-7738

Data from the Ongoing Phase 1b/2 Study of NUC-3373 in Combination with Pembrolizumab

Anticipated Cash Runway Extended into Q3 2025

Edinburgh, United Kingdom, March 20, 2025 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) announced financial results for the fourth quarter and year ended December 31, 2024 and provided an update on its clinical development program with its two lead anti-cancer medicines.

“Throughout 2024, we shared multiple data updates from our two lead anti-cancer medicines, NUC-7738 and NUC-3373,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Our lead program, NUC-7738, is a novel agent that profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. Over the past year, we presented data highlighting NUC-7738’s potential, when used in combination with pembrolizumab, to reduce tumor volume and prolong progression free survival in PD-1 inhibitor refractory and resistant patients with metastatic melanoma in the NuTide:701 study. Notably, disease control was observed in 75% (9/12) of the patients, five of whom had tumor reductions, with two patients achieving Partial Responses. Seven of the 12 patients had a progression free survival time of greater than five months, which is highly atypical in this patient population. Equally important, the combination has shown a favorable safety profile.”

Mr. Griffith added, “Encouraged by these findings, we are excited to further evaluate NUC-7738’s potential in an expansion of the NuTide:701 study for patients with PD-1 inhibitor-resistant melanoma. We plan to initiate this expansion study and provide data updates later this year. In addition, we plan to meet with the U.S. Food and Drug Administration to seek guidance on the optimal registration strategy for NUC-7738 as we look to advance it towards approval.”

Mr. Griffith continued, “Turning to NUC-3373, our second anti-cancer program is a targeted thymidylate synthase inhibitor with immune modulating properties. It is currently being evaluated in a Phase 1b/2 study known as NuTide:303, which has two separate modules. One module is studying NUC-3373 in combination with pembrolizumab for patients with advanced solid tumors and the second module is studying NUC-3373 with docetaxel for patients with lung cancer. We are excited with the data we have seen from the NuTide:303 study and are particularly encouraged by the significant tumor volume reductions and prolonged progression free survival observed. Two patients achieved Partial Responses, including a patient with urothelial bladder cancer who achieved 100% reduction in their target lesions. While we were disappointed with the surprising and unexpected outcome of the NuTide:323 study of NUC-3373 in combination with leucovorin, irinotecan, and bevacizumab in patients with advanced colorectal cancer, we are continuing to evaluate further potential pathways for NUC-3373 in this challenging indication. We look forward to generating further data from this program as we work towards our mission of improving treatment outcomes for patients with cancer which drives our relentless pursuit of the development of new anti-cancer agents.”

Mr. Griffith concluded, “In addition to the clinical advancements we have made, we have also strengthened our intellectual property portfolio with the addition of a new granted patent by the United States Patent and Trademark Office covering NUC-7738’s composition of matter. Looking ahead in 2025, we are on track to advance both NUC-7738 and NUC-3373 and are excited to provide updates on our success with these programs throughout the year.”

2025 Anticipated Milestones

•	NUC-7738

•	Initiate an expansion of the Phase 1/2 study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with melanoma;

•	Announce data from the Phase 1/2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab; and

•	Obtain regulatory guidance from the U.S. Food and Drug Administration on pivotal study design for NUC-7738 in melanoma.

•	NUC-3373

•	Announce data from the Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with pembrolizumab in patients with solid tumors.

Fourth Quarter and Year-End 2024 Financial Highlights and Cash Position

As of December 31, 2024, NuCana had cash and cash equivalents of £6.7 million compared to £11.4 million as of September 30, 2024 and £17.2 million as of December 31, 2023. The reduction in cash and cash equivalents during the fourth quarter was primarily the result of cash used in operating activities, partially offset by £2.2 million in net proceeds raised through its at-the-market (ATM) offering. Subsequent to December 31, 2024, NuCana has raised an additional £0.5 million in net proceeds through its ATM offering. NuCana expects that its cash and cash equivalents as of December 31, 2024, together with amounts raised through its ATM offering subsequent to that date, will be sufficient to fund its planned operations into Q3 2025.

NuCana continues to advance its various clinical programs and reported a net loss of £0.7 million for the quarter ended December 31, 2024, as compared to a net loss of £7.7 million for the quarter ended December 31, 2023. Net loss for the year ended December 31, 2024 was £19.0 million, compared to a net loss of £27.6 million for the year ended December 31, 2023. Basic and diluted loss per ordinary share was £0.01 for the quarter and £0.26 for the year ended December 31, 2024, as compared to £0.14 per ordinary share for the comparable quarter and £0.53 for the year ended December 31, 2023.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into Q3 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Condensed Consolidated Statements of Operations

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2024	2023	2024	2023
	(in thousands, except per share data)
	(unaudited)
	£	£	£	£
Research and development expenses	(729)	(6,859)	(18,017)	(25,062)
Administrative expenses	(540)	(1,286)	(4,988)	(6,063)
Impairment of intangible assets	(33)	(503)	(33)	(503)
Net foreign exchange gains (losses)	437	(459)	229	(1,156)

Operating loss	(865)	(9,107)	(22,809)	(32,784)
Finance income	75	137	358	754

Loss before tax	(790)	(8,970)	(22,451)	(32,030)
Income tax credit	137	1,315	3,454	4,398

Loss for the period	(653)	(7,655)	(18,997)	(27,632)

Basic and diluted loss per ordinary share	(0.01)	(0.14)	(0.26)	(0.53)

Condensed Consolidated Statements of Financial Position As At

	December 31, 2024	December 31, 2023
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,199	2,128
Property, plant and equipment	197	521
Deferred tax asset	113	143

	2,509	2,792
Current assets
Prepayments, accrued income and other receivables	922	2,671
Current income tax receivable	4,594	5,123
Cash and cash equivalents	6,749	17,225

	12,265	25,019

Total assets	14,774	27,811

Equity and liabilities
Capital and reserves
Share capital and share premium	151,827	143,420
Other reserves	78,421	79,173
Accumulated deficit	(224,294)	(207,706)

Total equity attributable to equity holders of the Company	5,954	14,887

Non-current liabilities
Provisions	37	58
Lease liabilities	117	190

	154	248
Current liabilities
Trade payables	2,705	3,375
Payroll taxes and social security	134	155
Accrued expenditure	5,714	8,940
Lease liabilities	73	206
Provisions	40	—

	8,666	12,676
Total liabilities	8,820	12,924

Total equity and liabilities	14,774	27,811

Condensed Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2024	2023
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(18,997)	(27,632)
Adjustments for:
Income tax credit	(3,454)	(4,398)
Amortization and depreciation	522	575
Impairment of intangible assets	33	503
Movement in provisions	10	(4,109)
Finance income	(358)	(754)
Interest expense on lease liabilities	17	29
Share-based payments	1,646	3,857
Net foreign exchange (gains) losses	(369)	1,176

	(20,950)	(30,753)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	1,737	1,234
Decrease in trade payables	(670)	(1,428)
Decrease in payroll taxes, social security and accrued expenditure	(3,250)	(1,087)

Movements in working capital	(2,183)	(1,281)

Cash used in operations	(23,133)	(32,034)

Net income tax received	4,015	5,595

Net cash used in operating activities	(19,118)	(26,439)

Cash flows from investing activities
Interest received	372	770
Payments for property, plant and equipment	(4)	(4)
Payments for intangible assets	(289)	(474)
Repayment of other assets	—	2,596

Net cash from investing activities	79	2,888

Cash flows from financing activities
Payments of lease liabilities	(223)	(270)
Proceeds from issue of share capital – exercise of share options	7	4
Proceeds from issue of share capital	8,729	249
Share issue expenses	(329)	(36)

Net cash from (used in) financing activities	8,184	(53)

Net decrease in cash and cash equivalents	(10,855)	(23,604)
Cash and cash equivalents at beginning of year	17,225	41,912

Effect of exchange rate changes on cash and cash equivalents	379	(1,083)

Cash and cash equivalents at end of year	6,749	17,225

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com